SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Healthtronics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

42222L107
(CUSIP Number)

Jeffery R. Schaffart
Koley Jessen P.C., L.L.O.
One Pacific Place
1125 South 103 Street, Suite 800
Omaha, NE  68124
Phone: (402) 390-9500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 13, 2009

(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

CUSIP No. 42222L107

1	NAME OF REPORTING PERSON. Blue TSV I, LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b)[X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,853,509
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,853,509
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,990,691
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 42222L107

1	NAME OF REPORTING PERSON. BlueLine Capital Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b)[X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 58,946
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 58,946
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,990,691
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 42222L107

1	NAME OF REPORTING PERSON. BlueLine Capital Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b)[X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 78,236
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 78,236
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,990,691
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 42222L107

1	NAME OF REPORTING PERSON. BlueLine Partners, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a)[ ] (b)[X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 58,946
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 58,946
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,990,691
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 42222L107

1	NAME OF REPORTING PERSON. BlueLine Partners II, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ] (b)[X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 78,236
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 78,236
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,990,691
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Item 1. Security and Issuer

This Amendment No. 1 to Schedule 13D relates to Common Stock (the “Common Stock”) of Healthtronics, Inc. (the “Company”) with its principal executive offices located at 9825 Spectrum Drive, Building 3, Austin, Texas.

Item 2. Identity and Background

No change.

Item 3. Source and Amount of Funds

No change.

Item 4. Purpose of the Transaction

No change.

Item 5. Interest in Securities of the Issuer

As of the date of this Amendment No. 1 to Schedule 13D, each of the Reporting Entities may be deemed to own 2,990,691 shares of Common Stock (the “Shares”). The Shares represent approximately 7.9% of the shares of Common Stock outstanding based on 37,906,777 shares of the Company’s Common Stock outstanding as reported in the Company’s Form 10-Q for the quarter ended March 31, 2009 as filed with the Securities and Exchange Commission on May 8, 2009.

The Reporting Entities are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act. Each Reporting Entity expressly disclaims beneficial ownership of any of the shares of Common Stock other than those reported herein as being owned by it.

(a)     As of the date of this Amendment No. 1 to Schedule 13D, TSV I has sole voting power and sole dispositive power with respect to 2,853,509 shares of the Common Stock of the Company and the BlueLine Entities have shared voting power and shared dispositive power with respect to 137,182 shares of the Common Stock of the Company.

         (b)     The following table details the transactions effected during the past sixty days or since the most recent filing of a Schedule 13D, whichever is less, by Reporting Entities (each of which was effected in an ordinary brokerage transaction).

TSV I

Date	No. of Shares	Price per Share
03/23/2009	5,275	$1.45
03/24/2009	10,526	$1.38
03/27/2009	3,500	$1.39
03/30/2009	3,500	$1.32

03/31/2009	13,575	$1.38
04/01/2009	6,950	$1.31
04/02/2009	18,972	$1.30
04/03/2009	32,459	$1.31
04/06/2009	12,863	$1.30
04/07/2009	5,200	$1.31
04/08/2009	57,716	$1.30
04/09/2009	256,665	$1.28
04/13/2009	13,040	$1.40
04/14/2009	49,573	$1.30
04/15/2009	10,731	$1.36
04/16/2009	4,425	$1.39
04/17/2009	25,798	$1.39
04/20/2009	18,668	$1.46
04/22/2009	20,533	$1.51
04/23/2009	9,000	$1.45
04/24/2009	27,000	$1.41
04/27/2009	20,390	$1.39
04/28/2009	28,400	$1.38
04/29/2009	3,000	$1.42
05/01/2009	5,540	$1.45
05/13/2009	103,062	$1.59
05/14/2009	89,900	$1.52
05/15/2009	82,638	$1.49
05/18/2009	13,000	$1.49
05/19/2009	6,259	$1.50
05/20/2009	2,400	$1.59
05/22/2009	12,910	$1.60
05/26/2009	11,859	$1.50

To the knowledge of the Reporting Entities, none of the executive officers or directors of TSV I, BLGP I, or BLGP II, has engaged in any transaction in any shares of the Issuer’s Common Stock during the sixty days immediately preceding the date hereof.

(c)     No person (other than the Reporting Entities) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares that are the subject of this Amendment No. 1 to Schedule 13D.

(d)    Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Entities have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto, which is attached hereto as Exhibit A.

Item 7. Materials to be Filed as Exhibits

Exhibit A – Joint Filing Agreement dated March 24, 2009, signed by each of the Reporting Entities in order to confirm that this Schedule 13D is being filed on behalf of each of the Reporting Entities.*

* Incorporated by reference to Schedule 13D filed on March 24, 2009.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 26, 2009

Blue TSV I, LTD

By: __/s/ John Steven Kraus
Name: John Steven Kraus
Title: Director

BlueLine Capital Partners II, L.P.

By: BlueLine Partners, L.L.C.
     Its: General Partner

By: __/s/ Scott A. Shuda

Name: Scott A. Shuda
Title: Managing Director

BlueLine Capital Partners III, L.P.

By: BlueLine Partners II, L.L.C.
     Its: General Partner

By: __/s/ Scott A. Shuda
Name: Scott A. Shuda
Title: Managing Director

BlueLine Partners, L.L.C.

By: ___/s/ Scott A. Shuda
Name: Scott A. Shuda
Title: Managing Director

BlueLine Partners II, L.L.C.

By: ___/s/ Scott A. Shuda
Name: Scott A. Shuda
Title: Managing Director